# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPECTRAL CAPITAL Corp, CIK 0001131903
CUSIP: 84757R208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 701 Fifth Ave, Ste 4200, SEATTLE, Washington (WA), 98104
Date of event which requires filing of this statement: 01/15/2025
Filed by CIK 0002030702
Persons authorized to receive notices and communications: Sean Michael Brehm, c/o Spectral Capital Corporation, 701 Fifth Ave. Suite 4200, Seattle, Washington (WA), 98104, (206) 262-7799

## Reporting persons
- Brehm Sean Michael (CIK 0002030702): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), personal funds (PF), subject company funds (SC); sole voting power 40,625,000; shared voting power 0; sole dispositive power 40,625,000; shared dispositive power 0; aggregate amount beneficially owned 625,000 (0.9% of the class)
  Comment: (1) Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Person as follows: 1,000,000 of Series Quantum Preferred which are convertible into 40 shares of common stock for each 1 share of Series Quantum Preferred and 625,000 shares of Common Stock pursuant to Options issued under the Option Agreement (as defined in Item 4 of the Schedule 13D) which vest and become exercisable in the next 60 days.
  
  (2) Based on 67,699,516 shares of Common Stock outstanding as of September 30, 2024 based on information reported in the Issuer's Form 10-Q for the period ended September 30, 2024 filed with the Securities and Exchange Commission on November 11, 2024. Upon conversion of the 1,000,000 Series Quantum Preferred, the Reporting Person would hold 40,625,000 or 37% of 108,617,516 shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: SPECTRAL CAPITAL Corp
Address of issuer's principal executive offices: 701 Fifth Ave, Ste 4200, SEATTLE, Washington (WA), 98104
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Spectral Capital Corporation, a Nevada corporation (the "Issuer"), whose principal executive office is located at c/o Spectral Capital Corporation, 701 Fifth Ave, Ste 4200 Seattle WA 98104.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Sean Micheal Brehm, a citizen of the United States (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is c/o Spectral Capital Corporation, 701 Fifth Ave, Ste 4200 Seattle WA 98104.
Present principal occupation or employment: Reporting Person's present principal occupation is serving as the Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Schedule 13D is being filed by Sean Micheal Brehm, a citizen of the United States (the "Reporting Person").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
As reported in the Form 8-K Reports filed with the Securities and Exchange Commission ("SEC") on May 13, 2024 and June 5, 2024, the Reporting Person was appointed as the Issuer's director and Chairman of its Board of Directors on May 13, 2024 and June 6, 2024, respectively.

On June 7, 2024, the Issuer entered into an Exchange Agreement (the "Exchange Agreement") with Node Nexus Network Co LLC, a limited liability company formed under the laws of the Emirate of Dubai ("Nodus"), and the Reporting Person, the sole shareholder of Nodus, whereby the Issuer agreed to acquire, and Nodus and the Reporting Person agreed to sell, 150 shares of capital stock, representing 100% of the Nodus's outstanding shares, in exchange for 40,000,000 newly issued shares of the Issuer's Common Stock. The Closing of the transactions took place on August 28, 2024. However, On November 14, 2024, the transaction was rescinded. The 1,000,000 Series Quantum Preferred Shares that were issued have been assigned to a new Delaware corporation which was assigned the intellectual property previously owned by NNN. There is no longer a connection between NNN and Spectral.

On June 5, 2024, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with the Reporting Person, its director and Chairman of the Board of Directors, whereby it agreed to sell to the Reporting Person 5,000,000 shares of the Common Stock at the price of $.20 per share or an aggregate of $1,000,000 on or by August 31, 2024; on August 14, 2024 the Reporting Person purchased 5,050,000 shares for $1,010,000;

On June 12, 2024, the Issuer's board of directors granted the Reporting Person the right to receive options to purchase shares of the Common Stock (the "Options"), pursuant to an option agreement between the Issuer and the Reporting Person (the "Option Agreement") whereby the Reporting Person may purchase up to 125,000 shares of the Common Stock monthly at the price of $.43 per share or an aggregate of 3,000,000 shares of the Common Stock over a 24-month period.

On July 15, 2024, the Reporting Person gifted 5,050,000 shares to VanTech Securities and as such the Reporting Person disclaimed beneficial ownership.

The description of the Exchange Agreement, Subscription Agreement and Option Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreements. The Exchange Agreement, Subscription Agreement and Option Agreement are filed as Exhibits A, B and C hereto and which are incorporated by reference herein.

General

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his capacity as the Chairman of the Board of Directors of the Issuer, may engage in discussions with management, the Issuer's board of directors, and other security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 (a) - (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: Except as described in Items 4 and 6, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

In his capacity as the Chairman of the Board of Directors of the Issuer, the Reporting Person may be entitled to receive additional equity compensation, including stock options or other equity awards, pursuant to the Issuer's equity incentive plans adopted in the future.

## Signatures
- Brehm Sean Michael: /s/ Sean Micheal Brehm, Sean Micheal Brehm (01/15/2025)